Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 - F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7 - F8

Notes to Condensed Interim Consolidated Financial Statements	F9 - F17

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2019	December 31, 2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,435	$1,410
Restricted bank deposits	327	332
Trade receivables	8,945	8,624
Other accounts receivable and prepaid expenses	1,695	829
Inventories	4,272	2,874

Total current assets	16,674	14,069

LONG TERM ASSETS	165	177

PROPERTY AND EQUIPMENT, NET	1,299	1,108

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	929	-

OTHER INTANGIBLE ASSETS, NET	1,015	81

GOODWILL	5,147	4,676

Total assets	$25,229	$20,111

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2019	December 31, 2018
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$634	$467
Operating lease liabilities, current	527	-
Trade payables	5,527	4,106
Employees and payroll accruals	822	778
Deferred revenues	819	768
Advances net of inventory in progress	57	-
Accrued expenses and other liabilities	222	313

Total current liabilities	8,608	6,432

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,280	1,867
Operating lease liabilities, non-current	460	-
Accrued severance pay	274	301

Total long-term liabilities	3,014	2,168

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital - Ordinary shares of NIS 80.00 nominal value: Authorized; 6,000,000 shares at June 30, 2019 and December 31, 2018; Issued and outstanding: 4,257,790 and 3,553,714 shares at June 30, 2019 and December 31, 2018, respectively	80,497	75,317
Additional paid-in capital	2,012	5,369
Accumulated other comprehensive income (loss)	(236)	(333)
Accumulated deficit	(68,666)	(68,842)

Total equity	13,607	11,511

Total liabilities and shareholders’ equity	$25,229	$20,111

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2019	2018
	Unaudited	Unaudited

Revenue	$16,549	$15,843
Cost of revenues	13,167	12,626

Gross profit	$3,382	$3,217

Operating expenses:
Sales and marketing	1,899	1,847
General and administrative	1,158	850

Total operating costs and expenses	3,057	2,697

Operating income	325	520
Financial expenses, net	(129)	(123)
Income before taxes on income	196	397
Taxes on income	20	-
Net income	$176	$397

Basic and diluted net income per share	$0.05	$0.12

Weighted average number of shares used in computing net income per share:
Basic	3,844,775	3,445,949

Diluted	3,847,442	3,445,949

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Six months period ended June 30,
	2019	2018
	Unaudited	Unaudited

Net income	$176	$397
Cash flow hedging instruments:
Change in unrealized gains and losses	96	(94)
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	1	21

Other comprehensive gain (loss)	97	(73)

Comprehensive income	$273	$324

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2018	3,356,689	$80,270	$(220)	$(69,832)	$10,218

Issuance of Ordinary shares, net	197,025	400	-	-	400
Issuance expenses, net	-	(44)	-	-	(44)
Other comprehensive income	-	-	(73)	-	(73)
Share-based compensation expense	-	28	-	-	28
Net income	-	-	-	397	397
Balance as of June 30, 2018	3,553,714	$80,654	$(293)	$(69,435)	$10,926

Balance as of January 1, 2019	3,553,714	$80,686	$(333)	$(68,842)	$11,511
Issuance of Ordinary shares, net	178,881	523	-	-	523
Issuance of Ordinary shares related to securities purchase agreement, net (see Note 7(4))	400,000	945	-	-	945
Exercise of options	125,195	316	-	-	316
Other comprehensive income	-	-	97	-	97
Share-based compensation expense	-	39	-	-	39
Net income	-	-	-	176	176

Balance as of June 30, 2019 (unaudited)	4,257,790	$82,509	$(236)	$(68,666)	$13,607

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2019	2018
	Unaudited

Cash flows from operating activities:

Net income	$176	$397
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	152	134
Capital gain from sale of property and equipment	(10)	-
Currency fluctuation of loans and lease operating lease liabilities	184	(143)
Severance pay, net	(27)	(16)
Share-based compensation expenses	39	28
Decrease (increase) in trade receivables, net	(321)	1,567
Increase in other accounts receivable and other assets	(792)	(307)
(Increase) decrease in inventories	(962)	489
Increase (decrease) in trade payables	1,421	(1,702)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	4	(101)

Net cash used in (provided by) operating activities	$(136)	$346

Cash flows to investing activities:

Purchase of property and equipment	(232)	(464)
Proceeds from sale of property and equipment	10	-
Acquisition of business	(1,895)	-

Net cash used in investing activities	$(2,117)	$(464)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2019	2018
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares, net	558	384
Proceeds from issuance of shares related to securities purchase agreement, net (see Note 7(4))	945	-
Proceeds from issuance of shares related to options exercised, net	316	-
Proceeds from long-term bank loans	708	-
Repayment of long-term bank loans	(254)	(248)

Net cash provided by financing activities	$2,273	$136

Increase in cash and cash equivalents, and restricted cash	20	18
Cash, cash equivalents and restricted cash at the beginning of the period	1,742	1,780

Cash, cash equivalents and restricted cash at the end of the period	$1,762	$1,798

Supplementary cash flow activities:

(1) Cash paid during the period for:

Interest	$43	$47

(2) Non-cash activities:

Prepaid expenses related to issuance of Ordinary shares related to SEDA 2017 (See Note 7)	$(35)	$(28)

(3) Acquisitions of Imdecol:

Fair value of Property and equipment, net and inventory acquired at acquisition date:
Property and equipment, net	$91	$-
Inventory	380
Fair value of intangible assets acquired at acquisition date	1,424	-
Net cash used to pay for the Acquisition of Imdecol	$1,895	$-

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or “the Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating divisions: the Intelligent Robotics and RFID division and the Supply Chain Solutions division.

The Company’s wholly-owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID and Robotics Solutions segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. Following the acquisition in January 2016 by BOS-Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities. In June 2019 the Company completed the acquisition of the assets of Imdecol Ltd. and now offers intelligent robotics systems for industrial and logistics processes as well as for retail store management.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers in the defense high technology industry and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2018, are applied consistently in these financial statements, except for the effect of adoption of new accounting standards updates as described below:

Recently issued accounting pronouncements

Accounting Standards Update 2016-02, “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions”

Commencing January 1, 2019, the Company adopted ASC Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the new guidance, lessor accounting remained largely unchanged. Certain changes were made to align, where necessary, lessor’s accounting with the lessee’s accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The new standard provides a number of optional practical expedients in transition some of which, if elected, are required to be applied as a package (package of practical expedients) while other expedients can be applied on a stand-alone basis. Such package permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.

For public business entities ASU 2016-02 became effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year Company).

The Company adopted the new standard on January 1, 2019 and used its effective date as the date of initial application. Consequently, the effect of the adoption was reflected through a cumulative-effect adjustment, and financial information for comparative periods was not required to be updated.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carryforward its historical lease classification, its assessment on whether a contract was or contains a lease, and its initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations.

Following adoption of the new standard, the Company recognized additional operating lease liabilities for its operating leases of facilities and motor vehicles in an estimated amount of $879, with corresponding right-of-use assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. The adoption did not impact the Company’s beginning retained earnings, or prior year condensed consolidated statements of comprehensive loss and condensed consolidated statements of cash flows.

Under the new standard, the Company determines if an arrangement is a lease at inception. Right of use of assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on the Company’s understanding of what its credit rating would be. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on the Company’s understanding of what its credit rating would be. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current and non-current operating lease liabilities, on the condensed consolidated balance sheets.

The components of lease costs, lease terms and discount rate are as follows:

Six Months Period Ended June 30, 2019
Operating lease costs :
Vehicles	142
Facilities rent	119
Total operating lease cost	$261

Remaining Lease Term
Vehicles	0.8-2.11 years
Facilities rent	1.8-3.8 years

Weighted Average Discount Rate
Vehicles	3.36%
Facilities rent	3.36%

Future lease payments are:
The remainder of 2019	265
2020	472
2021	222
2022	19
2023	9
$987

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting Standards Update 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”

Commencing January 1, 2019, the Company adopted ASC Update 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting” (ASU 2018-07), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes became effective for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year.

The adoption of ASU 2018-07 will not have a significant impact on its consolidated financial statements.

Accounting Standards Update 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”

Commencing January 1, 2019, the Company adopted ASC Update 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. (ASU 2017-12)” ASU 2017-12, amends the hedge accounting recognition and presentation requirements in ASC 815 in order to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers.

ASU 2017-12 eliminates the concept of separately recognizing periodic hedge ineffectiveness for cash flow and net investment hedges. Accordingly, the impact of both the effective and ineffective components of a hedging relationship will be recognized in the same financial reporting period and in the same income statement line item. Also, the guidance in ASU 2017-12 includes certain targeted improvements to existing guidance on quantitative and qualitative assessments of initial and ongoing hedge effectiveness.

The transition guidance in ASU 2017-12 requires an entity to apply the amendments using a modified retrospective approach to hedging relationships that exist as of the date of adoption by recording a cumulative-effect adjustment to the opening balance of retained earnings as of the most recent period presented. Entities must apply the new and modified disclosure requirements prospectively from the date of adoption.

For public business entities, the guidance in ASU 2017-12 became effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years.

Management has determined that based on the current level of the hedging activities of the Company, ASU 2017-12 will not have a significant impact on the results of operations and financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2019 have been included. Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ended December 31, 2019, or any other interim period in the future.

The consolidated balance sheet at December 31, 2018 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2018 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 1, 2019.

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Gains on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the periods ended:

	Six months period ended June 30,
	2019	2018
	Unaudited
Line Item in Statement of Operations
Derivatives designated as cash flow hedging instruments:
Foreign currency derivatives Cost of revenues	$-	$(10)
Foreign currency derivatives Sales and marketing	(1)	(8)
Foreign currency derivatives General and administrative	-	(3)
Total income	$(1)	$(21)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table presents the assets and liabilities measured at fair value on a recurring basis as of June 30, 2019 and 2018:

	June 30, 2019
	Fair Value	Level 1	Level 2	Level 3
	Unaudited
Description
Derivative assets	$10	-	$10	-

	$10	-	$10	-

	June 30, 2018
	Fair Value	Level 1	Level 2	Level 3
	Unaudited
Description
Derivative liabilities	$47	-	$47	-

	$47	-	$47	-

NOTE 5:	ACQUISITION OF BUSINESS

On June 1, 2019 the Company completed the acquisition of the assets of Imdecol Ltd, a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines.

The purchase price of Imdecol’s business is based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020 (the “Formula of Consideration”).

The purchase price for Imdecol’s assets is payable as follows:

a.	An advance of $276 was paid to Imdecol in cash upon signing the definitive agreement in March 2019;

b.	An additional approximately $1,619 was paid to Imdecol in cash at closing, on June 1, 2019.

c.	The final consideration will be paid by August 2020, according to the Formula of Consideration. Additional payment, if required, will be done in the following manner:

●	Up to $417 shall be paid to Imdecol, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	The residual amount, if any, will be paid in cash.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	ACQUISITION OF BUSINESS (Cont.)

The acquisition was accounted for as a business combination under ASC-805.

The purchase price allocation of the acquired business is as follows:

June 01,
2019
Cash paid	1,895
Total acquisition price	$1,895

Recognized amounts of identifiable assets acquired:
Intangible assets, net	953
Property and equipment, net	91
Inventory	380
Net assets acquired	1,424
Goodwill	471

As part of the purchase price allocation for the acquisition, the Company recorded goodwill in the amount of $471. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies. Company’s management expects that the acquired business performance by August 2020 will not meet the profitability goals for contingent payment. Accordingly, no contingent consideration was recorded.

The Company filed proforma information regarding the acquisition and the acquired business operations was determined to be included in the RFID and Robotics Solutions segment.

NOTE 6:	SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, consisting of the RFID and Robotics Solutions segment and the Supply Chain Solutions segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

a.	Revenues, gross profit and assets for the operating segments for the six months ended June 30, 2019 and 2018 were as follows:

	RFID and Robotics Solutions	Supply Chain Solutions	Intercompany	Consolidated

Six months ended June 30, 2019
Revenues	$7,027	$9,616	$(94)	$16,549
Gross profit	$1,404	$1,978	$-	$3,382
Assets related to segment (see Note 5)	$7,454	$1,101	$-	$8,555

Six months ended June 30, 2018
Revenues	$7,145	$8,740	$(42)	$15,843
Gross profit	$1,696	$1,521	$-	$3,217
Assets related to segment	$5,349	$627	$-	$5,976

b.	The following presents total revenues for the six months ended June 30, 2019 and 2018 based on the location of customers:

	June 30,
	2019	2018
	Unaudited

Israel	$11,081	$11,471
Far East	3,074	1,342
India	1,494	2,723
Europe	479	252
United States	421	55

	$16,549	$15,843

NOTE 7:	SHAREHOLDERS’ EQUITY

1.	Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreements:

On May 8, 2017 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”), for the sale of up to $2,000 of its Ordinary Shares to YA. The Company may effect the sale, at its sole discretion, during a four-year period for the 2017 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	SHAREHOLDERS’ EQUITY (Cont.)

In connection with the SEDA, the Company issued 67,307 Ordinary shares to YA as a commitment fee. The commitment fee is recorded as prepaid expenses according to the consumption of the SEDA. As of June 30, 2019, the balance of those prepaid expenses was $77.

During the year 2018, the Company issued to YA 197,025 Ordinary Shares, for a total amount of $372, net of $23 issuance expenses.

During the six months ended June 30, 2019, the Company issued to YA 158,023 Ordinary Shares, for a total amount of $465.

2.	From February 19, 2019 until March 15, 2019, a total of 125,195 options were exercised for the amount of $316.

3.	On February 25, 2019 the Company issued 20,858 Ordinary Shares (equivalent to $62) to officers of the Company related to Bonus payments approved by the Board of Directors and shareholders.

4.	On May 16, 2019 the Company entered into and closed a securities purchase agreement with several Investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1 million and $59 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants shall be exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased on the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital.

NOTE 8:	SUBSEQUENT EVENTS

On October 29, 2019, the Company announced:

a.	That it expects to record a write-off of approximately $600,000 in the third quarter of 2019, related to its acquisition of the assets of Imdecol Ltd, a global integrator and manufacturer of automatic and robotic systems.

b.	That it has revised its revenue expectation for the full year of 2019 to $33 million, from its previous expectation of $36 million.